SUBSIDIARIES OF WORKIVA INC.

Name	Jurisdiction

Workiva International LLC	Delaware
Workiva Canada ULC	Canada
Workiva Netherlands B.V.	Netherlands
Workiva UK Limited	United Kingdom
Workiva Holdings Limited	United Kingdom
Workiva Singapore Pte. Ltd.	Singapore